SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 27, 2005

TVSL S.A. In Liquidation

(formerly SBS Broadcasting S.A.)

(Translation of registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                Form 20-F  ☒        Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ☐    No  ☒

FOR IMMEDIATE RELEASE

TVSL S.A. EN LIQUIDATION
(FORMERLY SBS BROADCASTING S.A.)

Shareholders of Former SBS Broadcasting S.A. Are Reminded to Return Currency Election if They Wish to Receive U.S. Dollars in Liquidation Distribution

Luxembourg — October 26, 2005 — As previously announced, TVSL S.A. en liquidation (formerly SBS Broadcasting S.A.) is preparing to distribute the proceeds of its recently completed asset sale and certain other amounts to shareholders and holders of stock options of the former SBS.  The record date for the liquidation distribution is October 18, 2005, the closing date of the asset sale.  Each shareholder of the former SBS on the record date is entitled to receive payment of the liquidation distribution. Based on the factors described in the Shareholders’ Circular dated September 1, 2005, the liquidation distribution is expected to be approximately €46 per share.

Each shareholder on the record date should have either received a Notice of Currency Election or been contacted by their bank or broker to enquire whether they would like to receive U.S. dollars instead of euros in the liquidation distribution.  As a convenience to shareholders, TVSL (the former SBS) is offering each shareholder of the former SBS on the record date the opportunity to elect to receive the U.S. dollar equivalent of the euro amount of the liquidation distribution.  For shareholders that so elect, the euro amount will be converted into U.S. dollars at a market rate obtained by TVSL (net of expenses of the conversion of euros into U.S. dollars).  Shareholders are reminded that, if they wish to elect to receive the liquidation distribution in U.S. dollars, they must complete and return the Notice of Currency Election so that it is received no later than November 2, 2005 or respond to their bank or broker in accordance with the instructions provided by their bank or broker so that the bank or broker can provide notice of the currency election by that date.  Shareholders who want to receive euros do not need to take any action.

Shareholders of record as of any date other than October 18 will not be entitled to receive the liquidation distribution from the former SBS.  Shareholders who have purchased shares in the former SBS or have become shareholders of record after October 18, 2005 will need to make arrangements with the holder of these shares on the record date in order to receive any proceeds of the liquidation distribution.

If shareholders have any questions in connection with the liquidation distribution, they should contact Georgeson Shareholder, the information agent, at the following telephone numbers:

Georgeson Shareholder
Toll free in the United States: +1 866 328 5441
Banks and Brokers: +1 212 440 9800
Callers in Europe: 00 800 5555 6666

Forward-Looking Statements

The statements in this press release regarding the timing and expected amount for the liquidation distribution are forward-looking.  The timing for and amount of the liquidation distribution may change.  For information regarding factors that could affect the timing for and amount of the distribution to shareholders and payments to option holders, please see the Shareholders’ Circular, which is available on the former SBS’s website at www.sbsbroadcasting.com.

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Contacts

For further information visit www.sbsbroadcasting.com, or contact:

For TVSL S.A. en liquidation:
Investors:	Press:
Mike Smargiassi /Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: + 1 212 986 6667	Tel: + 1 818-338-3555

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 27, 2005

TVSL S.A. IN LIQUIDATION

By:	/s/ Erik T. Moe
Name:	Erik T. Moe
Title:	Authorized Signatory